FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PLAINS EXPLORATION & PRODUCTION COMPANY

REGISTRATION STATEMENT NO. 333-185747

[Excerpts of Transcript of Q1 2013 Freeport-McMoRan Copper & Gold Inc. Earnings Conference Call,

April 18, 2013 / 10:00 AM ET]

…

Kathleen L. Quirk

…

Before we begin our comments today, we would like to remind everyone that today’s press release and certain of our comments on this call include forward-looking statements. We would like to refer everyone to the cautionary language included in our press release and presentation materials and to the risk factors described in our SEC filings.

…

Today, FCX reported first quarter 2013 net income attributable to common stock of $648 million, or $0.68 per share, which compared with $764 million, or $0.80 per share, for first quarter of 2012. Our first quarter 2013 net income attributable to common stock included charges totaling $50 million, or $0.05 a share, associated with debt extinguishment costs for the termination of the acquisition bridge loan facilities following our successful permanent financings, and for costs associated with the pending transactions of the oil and gas transactions, and the recently completed transaction of the acquisition of the cobalt chemical refinery. Our first quarter 2013 interest expense also included $17 million of additional interest related to the new debt that we issued in March, which we’ll discuss in more detail.

…

We generated operating cash flows during the first quarter of $831 million, that was net of $430 million in working capital uses and capital expenditures during the first quarter totaled $805 million. We ended the quarter with $10.1 billion in debt, total debt. That included $6.5 billion of notes that we issued in March 2013 in connection with the pending acquisitions and we ended the quarter with $9.6 billion in consolidated cash.

As previously reported in December of last year, we announced definitive agreements to acquire Plains Exploration and McMoRan Exploration in separate transactions. The completion of each transaction is subject to receipt of MMR and PXP stockholder approval, their respective transactions. We were advised this morning that the SEC declared the PXP filings to be effective which will enable the immediate filing and mailing of the proxy to plain stockholders. We are completing the process of responding to comments from the SEC staff on the MMR filings and expect the McMoRan filings to be declared effective shortly. We expect both transactions to close in the second quarter.

In connection with these transactions, we completed $10.5 billion in financings during the first quarter. We sold $6.5 billion of senior notes in four tranches in March and also entered into an agreement for a $4 billion bank term loan, which will be funded at closing of the transactions. The weighted average interest rate of these financings approximates 3.1% and we’ll use the proceeds from the financings to fund the cash portion of the acquisitions and also for the repayment of certain indebtedness of claims and McMoRan. We ended the quarter, we had no borrowings under our $1.5 billion revolving credit facility. We also entered an agreement with our banks to increase our credit facility to $3 billion upon the completion of the pending acquisition of Plains. FCX currently has 950 million common shares outstanding.

I’d now like to turn the call over to Richard who will be discussing our outlook and referring to the slide materials.

…

Richard C. Adkerson

…

We made good progress with our development projects. We really completed the project at Tenke now. We are advancing the Morenci Mill expansion and we commence construction at Cerro Verde. During the quarter, we’ve advanced our move towards our oil and gas acquisitions that Kathleen mentioned. We completed debt financing in various favorable terms for the acquisition and the structure that allows us to delever and it gives us a broader access to growth opportunities by investing here in the US and adding assets to our portfolio that have complimentary growth profiles, as well as cash flow generating characteristics.

…

Now with our oil and gas transactions very positive that we were able to get access to roughly $10 billion of financing and average cost of 3%. That just shows the markets that we’re in. We elected to go ahead and put that in place during the first quarter because markets were good, and it gets that issue settled. As Kathleen said, expect to close these transactions in the second quarter and this gives us, in addition to all the great opportunities that we have in our mining business and our exposure to the copper and China through that mining business, an incremental opportunity for investment and growth opportunities in the US.

The assets that would be acquired through the Plains and McMoRan transaction have strong current cash flows with strong margins. Initially the cash flows will be driven by the oil production from the Plains properties. And for the next three years, much of that production is protected from a price standpoint by a hedge program. Attractive volume growth profile that is almost remarkable how it fits in with our mining growth profile, with very significant exploration potential coming both through the McMoRan ultra deep exploration program and the shallow waters and onshore Gulf Coast region to —. And its pioneering effort to drill to very large attractive structures that have not been drilled before, but have the potential of achieving the kind of production that the industry is achieving in the deep-water. But doing it in a shallow water onshore environment gives great exposure long term to the US natural gas business.

And then from Plains Exploration focused in large part in the deep-water Gulf of Mexico where they recently acquired some strategic and very attractive assets from BP during 2012. So what this will do is add assets that are generating cash which will allow the oil and gas business to fund its capital expenditure and give our Company an expanded growth profile with the benefits of having our geographical profile enhanced by more business in the United States. And in a business that we understand at Freeport, our management team, our Board had a long experience in the oil and gas business and in a business where economics are complimentary to those in the copper business.

Page 25 shows where the producing assets currently are. I mentioned the Gulf of Mexico deep-water of Plains has very attractive oil production in California that has established production profile and good margins at today’s oil prices, and a very long productive life. They have a very attractive position in the oil shale play in South Texas called Eagle Ford. And then long range, along with the potential for McMoRan’s exploration program which at those depths it is drilling is targeting natural gas formations, Plains has a very attractive position in the Haynesville shale gas play in North Louisiana. So we’ve got near term exposure to oil growth and oil revenues. Longer term exposure to exploration and potential for the US natural gas business, and that adds an exciting and attractive asset mix to our Company.

We factor in the oil business to our growth profile on Page 26 and you can see that this opportunity to increase our cash flows and cash earnings by 50%, continues to be reflected with the addition of these oil and gas assets and the opportunity to grow beyond that are really significant. If you look at the center column, the operating cash flow number which is net of cash taxes and cash interest, you see ranging from $3 to $4 in copper prices, operating cash flows based on today’s level of operations from $8 billion to $11 billion, growing to $12 billion to $16 billion, roughly a 50% increase based on our current outlook for growth. And beyond 2016, there’s very exciting longer term growth profiles in the oil and gas assets, as well as through our very large reserves and resources that are undeveloped in our copper business. So very complimentary combination of assets and company with an experienced management team and exciting future.

Now, we are taking on significant debt as a result of this. At closing we’ll have roughly $20 billion of debt and we’ll have $4 billion of cash and most of that cash is located at FCX offshore and will be spent to fund capital projects during that period of time. Even though we’re adding to our debt, we maintained our investment grade credit rating from all three agencies and we were effectively able to finance this transaction as an investment grade issuer. Now looking forward, if we look in the periods of 2013-2016, recognizing that because of our growth profile, a lot of these excess cash flows are going to be generated in the 2015 and 2016 periods. If copper prices remain at $3 and we used all of our excess cash flows funding today’s capital expenditures, today’s dividend levels, minority distribution levels, we could reduce the $20 billion of debt down to $7.7 billion and if copper is above $3.50, basically pay it all off if that’s what we used our funds for.

We would plan to not payoff all of our debt because we believe an appropriate amount of long term debt on our balance sheet is a good way to leverage returns on equity. So our current thinking is to reduce debt to roughly one-times EBITDA or around the $12 billion level. But I think it’s important, as we think about issues relating to near term weak commodity price levels, to look at this slide and think about just what kind of strength we have to deal with that. And that’s not taking any account our opportunity to manage our business through deferring capital, reducing cost and so forth. So we’re very confident about our ability to maintain a strong balance sheet and liquidity position, to reduce debt, to invest in projects, to continue our dividend, and in the long run, to grow our business in ways that we can increase returns to shareholders through higher dividends, perhaps stock buybacks.

On Page 29, we kind of take a look back over our shoulder and say what has FCX done over the years. Through our exploration, we found the Grasberg. We developed the Tenke Fungurume project in DRC when many were very skeptical about taking on those risks. We added resources through our exploration program that Jim Bob and Rich Leveille and our exploration team focused on. We’ve had a real long history of being disciplined in the way that we manage our finances. We successfully integrated the Phelps Dodge transaction, where Freeport acquired a company 2.5 types its size with a different culture but we’ve all come together with a great team. Over time we’ve had solid financial performance. You can see from our record of the way we run our business that we do things in the right way. So we are very positive about our ability to build shareholder values.

Those of you who follow us know that our officers and directors are investors in this Company and we run this Company with a view towards building shareholder value. So, we are very excited about where we are, where we are headed and our ability to manage through the time of commodity price volatility and underlying all of that is a long term confidence in our future.

So with that, Jim Bob is here on the line and he and I, Kathleen, Red, Dave are here to answer your questions.

Question and Answer Session

John Tumazos - John Tumazos Very Independent Research – Analyst

Congratulations on the rise in the natural gas price. With the rise in the gas price, do you think more US energy acquisitions are still possible? I read the energy stocks fell with other commodity stocks even though gas is higher, first question. Second question, would you hedge copper prices? Third question, how far out in the CapEx planning horizon do you have flexibility to reduce CapEx if copper prices were to keep falling? Would you look at 2016, ‘17 projects as opposed to 2014 spending?

…

Richard C. Adkerson

…

I don’t even know how to respond to that. You ask good questions. We’re all interested. John, we like the position that we have in the natural gas industry that will come to us with the Plains and McMoRan acquisition. Plains had a position, a significant position in the Haynesville shale play which, because of its cost structure, is a play that’s uneconomic at lower prices but becomes very attractive as prices rise and so that is a good position to have. And then with McMoRan, it has a very positive attribute in terms of its access to very large potential production reservoirs that will unfold over time. And we think the timing of the way that the McMoRan story will come into play, plus having the position in the Haynesville, gives us a very attractive position in the natural gas business and the oil business.

So initially, we’re going to be focused on executing our financial plan of integrating the companies, of managing our debt level to get it down. As we go forward, our management team and our Board will have the opportunity to look for investments over a broader set of assets and look to where we can get the best returns. So we’re certainly — as we do in the mining business, we’ll be alert to all potential opportunities.

With respect to hedging copper, we fundamentally believe that we can manage price risk through the way we manage our portfolio of assets, the way we’ve structured it, the way that we have the ability to deal with capital expenditures like you talked about. We showed the ability to defer capital. If we had to we could do that again. We also have the ability to manage our margins and our cost by the way we run certain of our operations. You may recall that at Morenci in third quarter of 2008, we had unit operating costs that were nearly $2. Within four or five months we reduced it to $1.20. Now that reflected lower input cost which, if the copper price does ramp down, input costs are going to be ramping down because of the way the correlation between the economics, between copper prices and input costs, but we basically have a philosophy of managing price risk in the mining business through operating hedges as opposed to financial hedges.

And with CapEx, you’re right. If we have to we have the ability to defer CapEx going forward. The good thing about our opportunities is that we really have the rights to do that. We aren’t compelled by contracts with the government and so forth or other parties that force us to spend money at particular points in time, so that gives us flexibility on how to manage cost.